July 9, 2012

VIA EDGAR AND FACSIMILE TRANSMISSION – 202-772-9209

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	William Demarest Staff Accountant Division of Corporation Finance

Re:

Redwood Trust, Inc.

Responses to Comments on:

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed on February 27, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed on May 8, 2012

File No. 1-13759

Dear Mr. Demarest,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response in reply to the Staff’s comment letter dated June 25, 2012 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q. For your convenience, each of my responses is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2011

Legal Proceedings, page 37

1.	Please tell us if you are able to quantify the remedy that FHLP-Seattle is seeking. If so, also include the amount in future Exchange Act reports.

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2011 (our “2011 Form 10-K”), on July 19, 2011, the FHLB-Seattle’s claims against Redwood and its subsidiary, Sequoia Residential Funding, Inc., were dismissed for lack of personal jurisdiction. As a result of the dismissal, FHLB-Seattle is currently pursuing claims only against the underwriters of the Sequoia mortgage-backed securities at issue in the litigation. Our current potential exposure to those claims is indirect and is a result of the indemnities we provided to those underwriters at the time of the issuance of those mortgage-backed securities. The mortgage-backed securities at issue in the original complaint continue to perform and, as a result, the FHLB-Seattle continues to receive all principal and interest payments to which it is contractually entitled under the terms of the securities. Because of these and other factors, including the nature of the claims that the FHLB-Seattle is pursuing against the underwriters, equitable considerations that may limit the availability of any potential remedy against those underwriters, and potential limits on the underwriters’ indemnity claims against us, we are not able to quantify the remedy that the FHLB-Seattle is seeking or the amount to which we, indirectly, could be exposed as a result of this litigation. We believe that any quantification that is premised on various assumptions regarding these factors may be materially inaccurate and, therefore, would not be useful to investors or other readers of our quarterly and annual Exchange Act reports.

We have and will continue to disclose in our quarterly and annual Exchange Act reports the original principal amount of the securities at issue (which is equivalent to the purchase price paid by the FHLB-Seattle for those securities), as well as the current principal balance of those securities, which we believe aids readers of our Exchange Act reports by providing information that is helpful in assessing the magnitude of any loss that could be associated with a rescission remedy. In addition, we will also provide in future quarterly and annual Exchange Act reports, the aggregate amount of interest payments made to the FHLB-Seattle in respect of those securities, which will provide readers of our Exchange Act reports with additional information that will be helpful in assessing the magnitude of any loss that could be associated with a rescission remedy.

Earning Assets – Redwood (Parent), page 65

2.	Please tell us if you allocated specific borrowings to specific asset classes. If so, please disclose, in future Exchange Act reports, the spread between the yield on your different assets and their specific financing costs.

We allocate specific borrowings to specific asset classes in certain circumstances – namely through our consolidation of various securitization entities for financial reporting purposes. Beginning on Page 44 of our 2011 Form 10-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) summarizes our securitization activities and how we account for consolidated entities. Contributing to our reported income is net interest income earned at these entities that consists of interest income on real estate related assets less the interest expenses incurred on the debt secured by those assets. On Page 57 of MD&A, we present a disaggregated version of our GAAP consolidated income that separates income earned at Redwood from income earned at consolidated securitization entities with associated assets and borrowings. Additionally, we believe that Tables 22 and 25 beginning on Page 71 illustrate the spread between the yield on our securitized assets and their specific financing costs.

In addition to our ongoing securitization activities, we had accumulated residential mortgage loans and residential mortgage-backed securities that were funded with a combination of short-term debt and equity. Short-term debt includes warehouse facilities for residential mortgage loans and repurchase facilities for residential securities. On Page F-49 of our 2011 Form 10-K, we highlight the outstanding short-term debt by collateral type (residential loans and real estate securities) as well as the weighted average interest rate on the debt for the periods presented. Additionally, in MD&A of our 2011 10-K, we provide information on Page 60 highlighting yields on our loans and securities, some of which are funded with short-term debt. In addition, we will also provide in future quarterly and annual Exchange Act reports, a table that sets forth the spread between the yield on unsecuritized loans and securities and their specific debt financing costs.

3.	We note the reference to a weighted average FICO score on page F-34. Please tell us of any other measures management uses to evaluate the risk associated with your assets, such as credit ratings or some internal risk rating metric.

Management uses asset-specific measures to evaluate risk associated with our real estate loans and securities, and our risk management derivatives. Set forth below is a summary of these measures and references to related disclosures made in our 2011 Form 10-K. As disclosed on Page 12 of our 2011 Form 10-K, credit ratings assigned to debt securities by the credit rating agencies may not accurately reflect the risks associated with the securities we own. As a result, we generally do not consider credit ratings in assessing risks associated with our assets.

Real Estate Loans

For loans held at fair value or the lower of cost or fair value, our risk assessment associated with these assets is reflected in their estimated fair values. The factors used to determine the fair value of our residential loans are summarized in our 2011 Form 10-K, in Note 5, on Page F-29. For loans held-for-investment, we assess the risk of these loans as part of our initial underwriting and recurring loss reserving analyses. In addition to the weighted average FICO score and weighted average original loan to value noted on Page F-34, we consider the following factors, as disclosed in Note 3 on Page F-13, to evaluate our residential loans held-for-investment on an ongoing basis:

•	The age of loans and year of origination, underwriting standards, business climate, economic conditions, and other observable data;
•	Historical loss rates and past performance of similar loans;
•	Relevant environmental factors;
•	Relevant market research and publicly available third-party reference loss rates;
•	Trends in delinquencies and charge-offs;
•	Effects and changes in credit concentrations;
•	Information supporting a borrower’s ability to meet obligations;
•	Ongoing evaluations of fair values of collateral using current appraisals and other valuations; and
•	Discounted cash flow analyses.

For commercial loans held-for-investment, our risk analysis is based on an internal risk assessment process by which we assign an internal risk rating of “Pass,” “Watch List,” “or “Workout,” to each loan. As disclosed in our 2011 Form 10-K in Note 3 on Pages F-14 through F-15, we consider the following factors to assign ratings and establish loss reserves for these commercial loans on an ongoing basis:

•	Loan to value ratios upon origination or acquisition of the loan;
•	Ongoing analysis of the most recent financial information for each loan and associated properties, including net operating income, debt service coverage ratios, occupancy rates, rent rolls, as well as any other loss factors we consider relevant, such as, but not limited to, specific loan trigger events that would indicate an adverse change in expected cash flows or payment delinquency;
•	Ongoing analysis of economic trends, both macroeconomic as well as those directly affecting the properties associated with our loans, and the supply and demand of competing projects in the sub-market in which the subject property is located;
•	Ongoing evaluation of each commercial loan sponsor’s ability to ensure that properties associated with the loan are managed and operated sufficiently;
•	Historical loss rates and past performance of similar loans in our own portfolio, if any;
•	Publicly available third-party reference loss rates on similar loans; and
•	Trends in delinquencies and charge-offs in our own portfolio and among industry participants.

Real Estate Securities

Our risk assessment associated with real estate securities we own is reflected in their estimated fair values. The factors used to determine the fair value of our residential securities are summarized in Note 5, on Page F-30 of our 2011 Form 10-K. We also use the “prime” or “non-prime” designations to categorize our residential securities based upon the general credit characteristics of the residential loans underlying each security at the time of origination as described in Note 3 on Page F-15. For residential securities, which comprise 94% of the fair value of our securities portfolio, we consider the credit quality at time of origination of the underlying loans as well as the serious delinquencies on those loans at the balance sheet date as part of our ongoing risk assessment. As noted above, we generally do not assess the risks associated with our securities based on their credit ratings or changes in credit ratings. Instead, we focus on the rights of our securities to principal and interest cash flows based upon their seniority within a securitization capital structure (e.g., senior, subordinate, etc.) as discussed in Note 8 on Page F-40 of our 2011 Form 10-K.

Derivative Instruments

Our derivative instruments are generally used for risk management purposes and constitute interest rate and other derivatives for which there are active markets. In addition to changes in observed fair values (summarized in Note 5 on Page F-30 of our 2011 Form 10-K), we assess the risk of these derivatives based upon our assessment of counterparty nonperformance risk, as disclosed in Note 9 on Page F-48 of our 2011 Form 10-K. This risk is largely addressed through adherence to International Swaps and Derivatives Association (“ISDA”) agreements with bank counterparties. Each party must maintain compliance with these agreements (or receive a waiver of non-compliance after a specific assessment) in order to conduct derivative transactions with us. Additionally, derivative counterparty credit standings are reviewed on a daily basis and in the case of a deterioration of credit worthiness, appropriate remedial action is taken.

We mitigate counterparty nonperformance risk by exiting derivatives contracts with counterparties that (i) do not maintain compliance with (or obtain a waiver from) the terms of their ISDA agreements with us; or (ii) do not maintain their status as a primary government dealer or affiliate by the U.S. Department of Treasury or do not meet internally established guidelines regarding credit worthiness. Our ISDA agreements currently require full bilateral collateralization of unrealized loss exposures with our derivative counterparties. Through a margin posting process, our positions are revalued with counterparties each business day and cash margin is transferred to either Redwood or our derivative counterparties as collateral based upon the directional changes in fair value of the positions. The risk posed by counterparty nonperformance should generally be limited to operational delays (24 hours) in posting collateral. At December 31, 2011, we assessed this risk as remote and did not record a specific valuation adjustment.

4.	Please clarify to us how you determined that the transfers to SEMT 2012-1 and SEMT 2012-2 met all of the criteria of ASC 860-10-40-5 to be accounted for as sales.

As discussed in Note 4 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (our “Q1 2012 Form 10-Q”), during the three months ended March 31, 2012, we transferred residential loans to SEMT 2012-1 and SEMT 2012-2, and accounted for these transfers as sales under GAAP. We sponsored these securitizations to provide investors with the ability to invest in a pool of residential mortgage loans, thereby allowing us to invest in the subordinate interests in the securitizations and access liquidity to finance our acquisition of additional loans.

In performing our consolidation analysis, we considered whether or not Redwood, as transferor, had surrendered control over the transferred financial assets in accordance with Accounting Standards Codification (“ASC”) 860. Control was considered to be surrendered upon the completion of each securitization once we determined that all three of the following conditions were met:

i.	The assets had been isolated.

At the time of the issuance of the securitizations, we obtained legal true sale opinions from our outside securitization counsel. These opinions concluded that the transactions are true sales at law, and that the securitization entities are bankruptcy remote from Redwood and its affiliates, regardless of whether the securitizations are accounted for as sales or secured financings. Additionally, each entity qualified as a real estate mortgage investment conduit (“REMIC”) for federal tax purposes. Based on these factors, we concluded the criteria for legal isolation with regard to these securitizations had been met.

ii.	The transferee had the ability to pledge or exchange the assets.

The SEMT 2012-1 and SEMT 2012-2 securitization trusts that were transferees of the financial assets were established with the limited purpose of engaging in securitization or asset-backed financing activities. Because the securitization entities are established as trusts, ownership of the securities issued by the securitization entities represents ownership of the beneficial interests in the underlying assets of the trusts. Accordingly, we determined that it was appropriate to look through each of the limited purpose securitization entities and analyze whether holders of these beneficial interests (i.e., holders of the securities issued by the securitization trusts) have the right to pledge or exchange their beneficial interests.

After evaluating this criterion with respect to the terms and conditions placed on each third-party holder of the beneficial interests, we concluded that there are no material restrictions or constraints on the rights of a holder of the securities issued by the SEMT 2012-1 or SEMT 2012-2 securitization trusts to monetize the cash inflows (the primary economic benefits of the beneficial interests in the residential mortgage loans) by pledging or selling those beneficial interests. As such, we concluded the condition for pledging or exchanging the transferred assets has been met for each securitization transaction.

iii.	The transferor (a subsidiary of Redwood) no longer maintained effective control over the transferred financial assets or third-party beneficial interests related to those transferred assets.

In order to determine if effective control had been surrendered, we identified the key activities that we believe significantly influence the ongoing economic performance of the transferred financial assets and the associated securitizations. These activities include credit loss management activities and other discretionary rights.

Credit loss management activities

All loans in these securitization entities are serviced by one of several third-party primary servicers under the terms of the pooling and servicing agreement applicable to each securitization. This includes loans for which Redwood owns the mortgage servicing rights (“MSRs”) and contracts with a third-party licensed servicer to perform servicing functions. In instances where securitized loans become delinquent (or are reasonably foreseeable of becoming delinquent), the third-party master servicer (“Master Servicer”) of each securitization has the sole ability to authorize payment plans and modifications for such loans. The primary servicers can propose loan modifications or various workout strategies, but these proposals must be approved by the Master Servicer of the securitization prior to enactment. No party can overrule or terminate the Master Servicer’s rights to approve these loss management activities. The failure by a primary servicer to comply with the Master Servicer’s approval authority would constitute an event of default under the servicing agreement and allow for the eventual replacement of that primary servicer by the Master Servicer to the extent the default is not remedied.

Other discretionary rights

The Master Servicer for the SEMT 2012-1 and SEMT 2012-2 securitization entities possesses an optional call right that provides it with the right to purchase the outstanding mortgage loans from the securitization entities when the aggregate principal balance of the securitized loans falls below a predetermined threshold. Neither Redwood nor the primary servicers of loans possess these discretionary rights and do not have the ability to unilaterally cause the special purpose entities to return specific assets or have the ability to unilaterally repurchase current or nonperforming loans out of these entities.

Our ongoing role in each securitization is as an investor and holder of MSRs, with effectively no substantive discretionary powers that would imply effective control over the transferred loans. The Master Servicer of each securitization holds the exclusive power to direct credit loss mitigation activities as well as other discretionary rights. The Master Servicer can only be replaced if an event of default occurs, as defined in the applicable pooling and servicing agreement. In such case, the third-party trustee for each securitization must appoint a successor Master Servicer or succeed to all responsibilities, duties and liabilities of the Master Servicer under the applicable pooling and servicing agreement.

Based on the foregoing, we concluded that effective control had been surrendered over the transferred loans as defined by ASC 860, and account for these transfers as sales in accordance with GAAP.

5.	Related to the comment above, please tell us whether your receipt of either servicing fee income or interest income is subject to any covenants as well as the impact of rating downgrades on any such covenants. Also tell us how any such covenants affect your valuation of the related mortgage servicing rights.

As discussed in Note 4, Page 19, of our Q1 2012 Form 10-Q, we recognized an MSR asset with a fair value of less than $2 million at March 31, 2012. This asset was established upon the transfer of $743 million (principal value) of residential loans, of which we owned the servicing rights for $206 million of these loans, to the above referenced securitizations (SEMT 2012-1 and SEMT 2012-2) during the first quarter of 2012.

Our receipt of interest income on retained securities is not subject to any covenants. Our receipt of servicing fee income is not subject to any covenants other than customary performance obligations associated with servicing residential loans. For loans that we have transferred into securitizations while maintaining the associated servicing rights, the sub-servicer we contract with to perform servicing activities may be terminated if it fails to perform under the applicable contractual terms. If the sub-servicer is terminated for a breach of contract, a new sub-servicer would need to be approved by the Master Servicer and assume the servicing responsibilities in accordance with the applicable pooling and servicing agreement. If a sub-servicer we contract with was to default, we would evaluate our MSR asset for impairment at that time.

Additionally, any ratings action related to Redwood would not impact our contractual right to receive servicing fee income related to MSRs or interest income related to the retained securities from SEMT 2012-1 and SEMT 2012-2, and therefore would not impact our valuation of servicing fee income or interest income.

6.	We note the disclosure of short and long term debt on pages 42 and 45. In future Exchange Act reports, please discuss the financial covenants, including any ratios, that if breached, would restrict or impact your operations. Alternatively, please tell us why such disclosure is not material.

At March 31, 2012, we had long-term debt outstanding of $140 million. Our long-term debt does not include financial covenants. At March 31, 2012, we had short-term debt outstanding of $441 million. In conjunction with incurring short-term debt, we make covenants to creditors based on certain financial metrics and ratios. Our existing Exchange Act reports disclose the nature of the financial covenants we make, the consequences of a financial covenant default, and related risks, including for example, in:

•	Item 7A of Part II of our 2011 Form 10-K under the sub-headings “Fair Value and Liquidity Risks” on Page 91, and “Risks Relating to Short-Term Debt Incurred Under Residential Mortgage Loan Warehouse Facilities and Securities Repurchase Facilities” on Page 96; and

•	Item 1A of Part I of our 2011 Form 10-K under the sub-headings “Our use of short-term financial leverage could expose us to increased risks” on Page 17, “Our cash balances and cash flows may be insufficient relative to our cash needs” on Page 24, and “The use of short-term financial leverage is critical to certain aspects of our business and we may continue to expand our dependence on short-term debt in the future. The inability to access financial leverage through warehouse and repurchase facilities, credit facilities, or other forms of debt financing may inhibit our ability to execute our business plan. In that case, our inability to access funding could have a material adverse effect on our results of operations, financial condition, and business” on Page 17.

In order to supplement our existing disclosures, we plan to include in future quarterly and annual Exchange Act reports additional disclosure in the form set forth on Annex A hereto relating to financial covenants. In addition, when necessary or appropriate, we will (i) update in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K the disclosures described above that were included in our 2011 Form 10-K under the heading “Risks Relating to Short-Term Debt Incurred Under Residential Mortgage Loan Warehouse Facilities and Securities Repurchase Facilities” and (ii) include in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K updates to our Risk Factors that relate to financial covenants contained in long-term and short-term debt that we incur.

7.	In future Exchange Act reports, please discuss the margin call provisions for your short-term debt or tell us why such disclosure is not material.

As of March 31, 2012, we had short-term debt outstanding of $441 million. In connection with incurring short-term debt, we generally agree to margin call provisions with creditors. Our existing Exchange Act reports describe that we are subject to margin call provisions in our short-term debt and disclose associated risks, including for example, in:

•	Item 7A of Part II of our 2011 Form 10-K under the sub-headings “Fair Value and Liquidity Risks” on Page 91, and “Risks Relating to Short-Term Debt Incurred Under Residential Mortgage Loan Warehouse Facilities and Securities Repurchase Facilities” on Page 96; and

•	Item 1A of Part I of our 2011 Form 10-K under the sub-headings “Our use of short-term financial leverage could expose us to increased risks” on Page 17, and “Our cash balances and cash flows may be insufficient relative to our cash needs” on Page 24.

In order to supplement our existing disclosures, we plan to include in future quarterly and annual Exchange Act reports additional disclosure in the form set forth on Annex B hereto relating to the margin call provisions of our short-term debt. In addition, when necessary or appropriate, we will (i) update in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K the disclosures described above that were included in our 2011 Form 10-K under the heading “Risks Relating to Short-Term Debt Incurred Under Residential Mortgage Loan Warehouse Facilities and Securities Repurchase Facilities” and (ii) include in each Quarterly Report on Form 10-Q and Annual Report on Form 10-K updates to our Risk Factors that relate to margin call provisions contained in debt that we incur.

* * *

As you have requested, I confirm that:

•	Redwood is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Redwood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or questions about this letter, please contact me by telephone at 415-389-7373, by fax at 415-381-1773, or by email at chris.abate@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By: /s/ Christopher J. Abate

Christopher J. Abate

Chief Financial Officer

ANNEX A

Form of Supplemental Disclosures Relating to Financial Covenants

Financial Covenants Associated With Short-Term Debt

Residential Loan Warehouse Facilities.   One source of our short-debt debt financing is secured borrowings under residential loan warehouse facilities we have established with two different financial institution counterparties. Financial covenants included in these warehouse facilities are as follows and as of [insert quarter end date] we were in compliance with each of these financial covenants:

o	Maintenance of a minimum dollar amount of stockholders’ equity / tangible net worth at Redwood.

o	Maintenance of a minimum dollar amount of cash and cash equivalents at Redwood.

o	Maintenance of a minimum ratio of consolidated recourse indebtedness to tangible net worth at Redwood.

Securities Repurchase Facilities.  Another source of our short-term debt financing is through secured borrowings under securities repurchase facilities we have established with various financial institution counterparties. Financial covenants included in these securities repurchase facilities are as follows and as of [insert quarter end date] we were in compliance with each of these financial covenants:

o	Maintenance of a minimum dollar amount of stockholders’ equity / tangible net worth at Redwood.

o	Maintenance of a minimum dollar amount of cash and cash equivalents at Redwood.

o	Maintenance of a minimum ratio of consolidated recourse indebtedness to consolidated adjusted tangible net worth at Redwood.

Committed Line of Credit.  We also maintain a $10 million committed line of short-term credit from a bank, which is secured by our pledge of certain mortgage-backed securities we own. This bank line of credit is an additional source of short-term financing for us. The types of financial covenants included in this bank line of credit are a subset of the covenants summarized above.

A-1

ANNEX B

Form of Supplemental Disclosures Relating to Margin Calls

Margin Call Provisions Associated With Short-Term Debt

Residential Loan Warehouse Facilities.  One source of our short-debt debt financing is secured borrowings under residential loan warehouse facilities we have established with two different financial institution counterparties. These warehouse facilities include the margin call provisions described below and during the three months ended [insert quarter end date] we did [not receive any / receive and complied with] margin calls from creditors under these warehouse facilities:

o	If at any time the market value (as determined by the creditor) of any residential mortgage loan financed under a facility declines, then the creditor may demand that we transfer additional collateral to the creditor (in the form of cash, U.S. Treasury obligations (in certain cases), or additional residential mortgage loans) with a value equal to the amount of the decline. If we receive any such demand, (i) under the first of our residential loan warehouse facilities, we would generally be required to transfer the additional collateral on the same day (although demands received after a certain time would only require the transfer of additional collateral on the following business day) and (ii) under the second of our residential loan warehouse facilities, we would generally be required to transfer the additional collateral on the following business day. The value of additional residential mortgage loans transferred as additional collateral is determined by the creditor.

Securities Repurchase Facilities.  Another source of our short-debt debt financing is through secured borrowings under securities repurchase facilities we have established with various financial institution counterparties. These repurchase facilities include the margin call provisions described below and during the three months ended [insert quarter end date] we did [not receive any / receive and complied with] margin calls from creditors under these repurchase facilities:

o	If at any time the market value (as determined by the creditor) of any securities financed under a facility declines, then the creditor may demand that we transfer additional collateral to the creditor (in the form of cash, U.S. Treasury obligations, or additional securities) with a value equal to the amount of the decline. If we receive any such demand, we would generally be required to transfer the additional collateral on the same day. The value of additional securities transferred as additional collateral is determined by the creditor.

Committed Line of Credit.  We also maintain a $10 million committed line of short-term credit from a bank, which is secured by our pledge of certain mortgage-backed securities we own. This bank line of credit is an additional source of short-term financing for us. Margin call provisions included in this bank line of credit are as follows and during the three months ended [insert quarter end date] we did [not receive any / receive and complied with] margin calls from this creditor under this line of credit:

o	If at any time the total market value (as determined by two broker-dealers) of the securities that are pledged as collateral under this facility declines to a value less than the outstanding amount of borrowings under this facility, then the creditor may demand that we transfer additional collateral to the creditor (in the form of cash, U.S. Treasury obligations, or additional securities) with a value equal to the amount of the difference. If we receive any such demand, we would generally be required to transfer the additional collateral within two business days. The value of additional collateral pledged is determined by the creditor.

B-1